FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Teva Contacts	UCB Contacts
Denise Bradley, Media	Eric Miller, Media
(215) 591-8974	(770) 970-8569
denise.bradley@tevausa.com	eric.miller@ucb-group.com
Kevin Mannix, Investors	Antje Witte, Investors
(215) 591-8912	+32.2.559.9414
kevin.mannix@tevausa.com	antje.witte@ucb-group.com

For Immediate Release

TEVA SPECIALTY PHARMACEUTICALS AND UCB ANNOUNCE

U.S. RESPIRATORY COLLABORATION AGREEMENT

North Wales, Pa. and Atlanta, January 16, 2008 - Teva Specialty Pharmaceuticals, the U.S. respiratory therapy unit of Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and UCB (Euronext: UCB) today announced an agreement to co-commercialize Teva`s U.S. respiratory medicines. The initial product to be jointly promoted in the U.S. is Teva`s ProAir®HFA (albuterol sulfate) Inhalation Aerosol. ProAir®HFA is the number-one branded hydrofluroalkane (HFA) albuterol sulfate inhaler in the U.S.  Additionally, the agreement will provide UCB future joint promotion opportunities with other products in development by Teva Specialty Pharmaceuticals. Financial terms of the agreement were not disclosed.

"Over the last months we have undertaken a rich, strategic review globally across regions, therapy areas and business units," said William S. Marth, President and CEO of Teva North America. "The respiratory therapy area has been identified as a key growth area given the incidence of asthma, allergic rhinitis, and COPD (chronic obstructive pulmonary disease). Our collaboration with UCB, a company known for excellence in the respiratory market, will help us achieve a stronger presence in this growing therapeutic area."

"UCB is focused on discovering and commercializing medicines to treat serious conditions, including asthma, and we are committed to expanding our portfolio because we believe ProAir®HFA has the potential to improve patient treatment options," said Fabrice Egros, President and CEO, UCB North America. "We look forward to working with Teva Specialty Pharmaceuticals for the benefit of the many Americans who suffer from this condition."

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic, branded and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe. Teva Specialty Pharmaceuticals is the U.S. respiratory therapy unit of Teva Pharmaceutical Industries Ltd.

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About UCB

UCB is a global leader in the biopharmaceutical industry dedicated to the research, development and commercialization of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders, allergy/respiratory diseases, immune and inflammatory disorders and oncology. Employing approximately 12,000 people in more than 40 countries, UCB achieved revenue of $4.6 billion (3.5 billion euro) in 2006 on a pro forma basis. UCB is listed on the Euronext Brussels Exchange. Worldwide headquarters are located in Brussels, Belgium, and U.S. headquarters are located in Atlanta, Georgia. For more information about UCB, visit www.ucb-group.com.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva's ability to accurately predict future market conditions including pricing and  margins with regard to sales of the generic version of Protonix®, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir® and Protonix®, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

UCB Forward-Looking Statement

This press release contains forward-looking statements based on current plans, estimates and beliefs of management. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation, exchange rate fluctuations and hiring and retention of its employees.

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Full prescribing information for ProAir® HFA is available at www.proairhfa.com.

ProAir® HFA is a registered trademark of Teva Specialty Pharmaceuticals LLC.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 16 , 2008

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